March 23, 2006

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attn: Inessa Berenbaum

Re:	PPOL, Inc.
Form 10-K for Fiscal Year Ended March 31, 2005
Filed September 1, 2005

Form 10-Q for Quarter Ended September 30, 2005
Filed November 14, 2005

File No. 0-50065

Ladies and Gentlemen:

Pursuant to your letter, dated February 8, 2006, regarding the captioned filings, I acknowledge the following:

•	PPOL, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	PPOL, Inc. may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, I can be reached at (714) 396-0398 or by fax at (714) 333-9325.

Sincerely,

/s/ RICHARD IZUMI

Richard H. Izumi
Chief Financial Officer